Exhibit 1



EAINEWS

AT THE COMPANY:                      AT THE FINANCIAL RELATIONS BOARD:
---------------                      ---------------------------------
Mr. Frank G. Brandenberg             Glenn Sapadin             Joel Herkovotis
President & CEO                     (General info.)           (Analyst Info.)
(732) 229-1100, ext. 511            (212) 661-8030            (212) 661-8030



              EA INDUSTRIES TO TRANSFER TRADING OF ITS COMMON STOCK

                      Company Obtains Additional Financing

West Long Branch, NJ, August 4, 1998 - EA Industries, Inc. (NYSE: EA) announced that it has been informed by the New York Stock Exchange that de-listing procedures have been initiated. Trading will continue on the New York Stock Exchange for up to two business weeks, giving management time to list EA stock on an alternate exchange. The Company noted that the initial trading vehicle will most likely be the OTC Bulletin Board so as to maintain continuity in the trading of the stock.

"The action by the NYSE has no direct bearing on our plans to grow our business and return the Company to profitability," said Frank G. Brandenberg, President and Chief Executive Officer of EA Industries.

"Over the past year, the Company has assembled an entirely new Board of Directors, a new management team and has focused our resources on improving our position in the rapidly growing Electronics Manufacturing Services Industry. During this time, we have greatly expanded the customer base of our Tanon Manufacturing business, cut our break even point considerably, added higher margin prototype and quick turn services through the creation of Tanon EXPRESS, and created industry leading supply chain integration software, presently undergoing beta tests in our manufacturing facilities," continued Mr. Brandenberg.

"Importantly, EA has recently received additional financing, approximately $4 million, through a convertible debenture offering. These proceeds will be used primarily to finance the start-up costs associated with the Company's new customers and for other working capital needs. This funding is expected to be sufficient to meet the Company's cash needs for the remainder of the year," added Mr. Brandenberg.

"The action taken by the New Yoirk Stock Exchange is understandable considering the many years of huge losses which began to abate only over the past year. The accumulating result of these losses has had EA Industries, Inc. outside of NYSE listing criteria for a number of years. Where the stock is listed does not have a bearing on our plans to continue to grow the core business, add additional Tanon EXPRESS facilities, and market Supply Vantage from our wholly owned subsidiary, SupplyPoint Solutions, Inc. With our expected return to profitability and continued efforts to strengthen our financial position, we plan to eventually move to the NASDAQ or the American Stock Exchange," concluded Mr. Brandenberg.

EA Industries, Inc. through its wholly owned subsidiaries; Tanon Manufacturing, Inc., Tanon EXPRESS, and SupplyPoint Solutions, Inc., is a full-service manufacturing partner servicing the electronics industry from manufacturing facilities and offices in West Long Branch, NJ, Fremont, CA and Wareham, MA.

Except for historical matters contained in this press release, statements made in this press release are forward looking and are made pursuant to the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that these forward-looking statements reflect numerous assumptions and involve risks and uncertainties which may affect EAI's business and prospects and cause actual results to differ materially from these forward looking statements, including loss of current customers, reductions in orders from current customers, or delays in ordering by current customers, failure to obtain anticipated contracts or orders from new customers, failure to obtain financing, higher material or labor costs, unfavorable results in litigation against EAI, economic, competitive, technological, governmental, and other factors discussed in EAI's filings with the Securities and Exchange Commission.

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